Exhibit 99.1

NewcelX Enters into Binding Term Sheet to Divest Legacy Mazindol Portfolio (CVR), Providing for Upfront Cash, Equity Ownership and Up to $55 Million in Potential Milestone Payments

Transaction provides $500,000 upfront of which $30,000 is in cash and the remainder in shares, representing a 9.4% equity stake in REA Holdings, alongside potential worldwide royalties of up to 8%

Strategic divestiture of legacy CVR assets supports NewcelX’s cell-therapy focus while preserving potential future value for CVR holders and NewcelX

ZURICH, November 4, 2026 (GLOBE NEWSWIRE) - NewcelX Ltd. (Nasdaq: NCEL), a regenerative medicine company developing stem-cell-derived therapies for Type 1 Diabetes (T1D), today announced that it has entered into a binding term sheet for the proposed acquisition of its worldwide Mazindol asset portfolio (the “CVR assets”) with REA Holdings Inc. (“REA”)1, for upfront cash, equity and up to $55 million in potential milestone payments.

NewcelX selected REA to lead future development and commercialization while preserving potential value for contingent value rights (“CVR”) holders and NewcelX, following an extensive search for a buyer.

The binding term sheet provides for $500,000 in attributed upfront consideration, consisting of $30,000 in cash and the remainder in shares representing 9.4% of REA’s fully diluted equity following closing.

Under the binding term sheet, NewcelX would also be eligible to receive up to $55 million in potential development, regulatory and commercial milestone payments, plus tiered royalties ranging from 2% to 8% on annual global net sales of Mazindol products.

Amounts payable to CVR holders will be determined under the CVR agreement, applicable law and will be net of costs that NewcelX is entitled to deduct.

The transaction remains subject to entry into definitive documentation, customary closing conditions, and applicable corporate and CVR requirements.

Advancing NewcelX’s Strategic Priorities

“We invested significant effort in finding the right buyer for the legacy Mazindol CVR assets, one with the business experience, and execution capabilities to advance the portfolio and realize Mazindol’s full potential,” said Ronen Twito, Chief Executive Officer and Chairman of NewcelX. “We believe REA’s team, to be led by Ronald Hafner, the former Chairman of our predecessor NLS Pharmaceutics, is going to be well positioned to drive this opportunity forward while we maintain our focus on our core cell-therapy pipeline, led by NCEL-101 for Type 1 diabetes.”

Mr. Twito concluded, “Importantly, this structure is expected to enable Mazindol advancement without NewcelX funding its development, while preserving potential meaningful upside for both CVR holders and NewcelX through equity, milestones and royalties.”

[1]	REA Holdings Inc. is a Delaware corporation under formation whose promoter is Ronald Hafner

A Dedicated Platform for Mazindol

REA is being established by experienced biotech executives led by Ronald Hafner with deep expertise in the CNS space, to advance the Mazindol portfolio and execute strategic partnerships.

Its proposed leadership plans to utilize a capital-efficient model focused on intellectual property, historical clinical data and strategic partnerships.

“Mazindol represents a pharmaceutical asset with an established body of scientific and clinical work and opportunities that we believe deserve dedicated attention,” said Ronald Hafner, proposed Chairman and Chief Executive Officer of REA Holdings. “We aim to advance Mazindol through a focused development and partnering strategy, with potential long-term value participation for legacy CVR beneficiaries and NewcelX.”

Transaction Structure and Next Steps

The proposed acquisition covers the worldwide Mazindol portfolio, including transferable intellectual property, clinical and regulatory data, formulations, manufacturing documentation and know-how.

Following completion, REA would assume responsibility for future patent maintenance, development, regulatory activities, financing and commercialization costs arising from its operations, subject to the definitive documentation.

The parties intend to proceed with the preparation and negotiation of definitive transaction documentation.

About NewcelX

NewcelX Ltd. (Nasdaq: NCEL) is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs. For more information, visit www.newcelx.com.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

About REA Holdings

REA Holdings Inc., a Delaware corporation under formation, is being established by biotechnology-focused business professionals with substantial industry experience and financial capabilities to acquire and advance the Mazindol portfolio through development and partnering.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the negotiation and execution of a definitive documentation, the timing and completion of the proposed transaction, the satisfaction of closing conditions, the incorporation and capitalization of REA, the potential receipt and allocation of cash, equity, milestone and royalty consideration, the potential value of REA equity, REA’s ability to finance and advance the Mazindol portfolio, and NewcelX’s focus on NCEL-101,and NewcelX’s future development plans, strategy, regulatory progress and growth opportunities. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals; our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that our financial position raises substantial doubt about our ability to continue as a going concern; our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all; competitive companies, technologies and our industry; the development and commercialization, if any, of any other product candidates that we may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; our ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: (212) 896-1254

NewCelX@kcsa.com

Company Contact

Sarah Bazak

InvestorRelations@newcelx.com

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